UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                           (Amendment No.       1)*


                           UGLY DUCKLING CORPORATION
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  903512 10 1
                                  -----------
                                (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  903512  10  1

     13G


1.        NAME  OF  REPORTING  PERSON
          SS.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

                    Ernest  C.  Garcia,  II


2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A GROUP

                                    (a) [ ]
                                    (b) [ ]
          NOT APPLICABLE


3.        SEC  USE  ONLY


4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


          Arizona,  United  States  of  America


 NUMBER  OF      5.          SOLE  VOTING  POWER
  SHARES
BENEFICIALLY                    4,600,000  (Items  4  &  6)
  OWNED          6.          SHARED  VOTING  POWER
    BY
   EACH                         36,500  (Items  4  &  6)
 REPORTING       7.          SOLE  DISPOSITIVE  POWER
   PERSON
   WITH                         4,600,000  (Items  4  &  6)


8.        SHARED  DISPOSITIVE  POWER
          36,500  (Items  4  &  6)

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,636,500  (Items  4  &  6)


10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                [  ]


11.       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)

          25.1%  (Items  4  &  6)


12.       TYPE  OF  REPORTING  PERSON

          IN

CUSIP  NO.  903512  10  1
                                      13G


Item 1(a) Name  of  Issuer:

          UGLY  DUCKLING  CORPORATION  ("UDC")

Item 1(b) Address  of  Issuer's  Principal  Executive  Offices:

          2525  East  Camelback  Road,  Suite  1150
          Phoenix,  Arizona  85016

Item 2(a) Name  of  Person  Filing:

          Ernest  C.  Garcia,  II

Item 2(b) Address of Principal Business Office or, if none, Residence:

          2525  East  Camelback  Road,  Suite  1150
          Phoenix,  Arizona  85016

Item 2(c) Citizenship:

          United  States  of  America

Item 2(d) Title  of  Class  of  Securities:

Common  Stock,  $.001  par  value

Item 2(e) CUSIP  Number:

          903512  10  1

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          NOT  APPLICABLE

(a) [  ]  Broker or Dealer registered under Section 15 of the Act

(b) [  ]  Bank  as  defined  in  Section  3(a)(6)  of  the  Act

(c) [  ]  Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act

(e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) [  ]  Group,  in  accordance  with   240.13d-1(b)(1)(ii)(H)


CUSIP  NO.  903512  10  1
                                      13G

Item  4          Ownership:

(a)       Amount  Beneficially  Owned:  4,636,500

(b)       Percent  of  Class:  25.1%*

(c)       Number  of  shares  as  to  which  such  person  has:**

          (i)     sole  power  to  vote  or  to  direct  the  vote

                  4,600,000

         (ii)     shared  power  to  vote  or  to  direct  the  vote

                  36,500

        (iii)     sole  power  to  dispose  or  to direct the disposition of

                  4,600,000

         (iv)     shared  power  to  dispose  or to direct the disposition of

                  36,500


Item  5          Ownership  of  Five  Percent  or  Less  of  a  Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent  of  the  class  of  securities,  check  the  following    [      ]

NOT  APPLICABLE

Item  6       Ownership of More than Five Percent on Behalf of Another Person.

The Garcia Family Foundation, Inc. is an Arizona nonprofit corporation (the "Foundation") which has the right to receive dividends from, or the proceeds from the sale of, the 36,500 shares. Mr. Garcia is the president and a director of the Foundation and shares the power to direct the vote and the power to direct the disposition of the Common Stock held by the Foundation.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT  APPLICABLE

Item  8          Identification  and  Classification  of Members of the Group.

NOT  APPLICABLE
-------------
*Ownership percentage of Common Stock is based upon the common shares outstanding per UDC's March 31, 1997 Form 10-Q.
**Changes are due to two events. In November 1996, 3,500 common shares were sold. In December 1996, 36,500 common shares were transferred by gift to the Garcia Family Foundation, Inc. (See Item 6 above.)

CUSIP  NO.  903512  10  1
                                      13G

Item  9          Notice  of  Dissolution  of  Group.

NOT  APPLICABLE

Item  10          Certification.

NOT  APPLICABLE


                                       Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     May  27,  1997
     --------------
         (Date)



         (Signature)



      /S/  ERNEST  C.  GARCIA,  II
     ------------------------------
    (Name/Title)